March 7, 2022
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Dillon Hagius, Tim Buchmiller, Tracey Houser and Angela Connell

Re:	Prime Medicine, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted February 4, 2022
No. 0001894562
Dear Ladies and Gentlemen:
This letter is confidentially submitted on behalf of Prime Medicine, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted on December 20, 2021 and resubmitted on January 12, 2022 and February 4, 2022 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated February 17, 2022, addressed to Keith Gottesdiener, M.D. (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”), which includes changes to reflect responses to the Staff’s comments and other updates.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2 to the Draft Registration Statement, and page references in the responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.
Amendment No. 2 to Draft Registration Statement on Form S-1
Our Prime Editing Platform, page 1
1.Although we note your response to prior comment 2 and your revisions on page 45, we continue to believe that your disclosure in this section that your Prime Editing technology has the theoretical potential for repairing approximately 90 percent of known disease causing mutations across many organisms, organs and cell types should be balanced with disclosure that your licenses from the Broad Institute are subject to an inclusive innovation model, are subject to march-in-licenses, and that the Broad Institute may terminate your license with respect to gene targets under the terms of the Broad License Agreement. Please revise your disclosure to make investors aware of these arrangements in your prospectus summary.
RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 118 and 133 of Amendment No. 3 in response to the Staff’s comment to distinguish between Prime Editing technology in general, which has the theoretical potential for repairing approximately 90 percent of known disease-causing mutations, and the Company’s 18 Prime Editing programs that are currently in development, each of which is focused on one specific gene target aimed at providing a therapeutic benefit to patients.
With respect to the terms of the Broad License Agreement, including Broad Institute’s march-in license and Broad Institute’s inclusive innovation model, the Company respectfully advises the Staff that the Broad License Agreement is a business arrangement which imposes various diligence, milestone payment, royalty, insurance and other obligations on the Company. Broad Institute has the right to terminate the Company’s license to address a particular gene target under specific conditions, which could make one or more gene targets unavailable to the Company, which the Company refers to as a march-in license. Once the Company initiates a program for a gene target, provided the Company continues to use commercially reasonable efforts to continue to progress such development, Broad Institute loses the right to use their march-in license for such gene target.
The Company further respectfully advises the Staff that a “gene target” in the context of the march-in license would be the gene causing the disease that is the focus of a specific program. For example, the Company’s Chronic Granulomatous Disease program is focused on correcting the NCF gene target. A gene target is different from any particular disease-causing mutation, as there could be many different mutations in each gene target. Therefore, for the reasons discussed in the paragraphs above, the march-in license is not related to and does not impact the theoretical potential of Prime Editing technology to repair 90 percent of known disease-causing mutations.
The Company respectfully advises the Staff that it has revised the risk factor disclosure on page 45 of Amendment No. 3 to further clarify the scope of Broad Institute’s march-in license. However, the Company respectfully advises the Staff that it does not believe adding disclosure about Broad Institute to the prospectus summary would be helpful to investors as the Company’s licensing arrangement with Broad Institute is not related to the theoretical potential of Prime Editing technology and does not impact the description of the breadth of Prime Editing technology, as described above.
Overview, page 1
2.We note your response to comment 5 and re-issue. Given your prominent disclosure on the first page that you have “proprietary Prime Editing technology[,]” please provide balancing disclosure on this same page that you do not currently own any issued patents. If the term “proprietary” is referring to another method of IP protection, please so advise and update this page accordingly. Your disclosure should also address the technology that is proprietary, or company-developed, versus the technology developed at Broad Institute which you have in-licensed.
RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 1 and 118 of Amendment No. 3 to remove the word “proprietary” in response to the Staff’s comment.
3.We note your response to comment 6 as it concerns our request that you disclose that Dr. Liu will not be an officer or director of your company and will work in the capacity as a consultant to your company and will retain his positions and affiliations with the Broad Institute, Harvard University and the Howard Hughes Medical Institute. Given your prominent disclosure on page 1 that “Prime Medicine was co-founded by a world-renowned leader in the field of gene editing, David Liu, Ph.D.[,]” there should be balancing disclosure in this same section that Dr. Liu will not be an officer or director of your company, will solely work in the capacity as a consultant to your company under a consulting agreement the current term of which runs through September 2025, and will retain his positions and affiliations with the Broad Institute, Harvard University and the Howard Hughes Medical Institute. If there is uncertainty to whether Dr. Liu will or will not be an officer or director of the Company, this uncertainty should also be disclosed in this section.
RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 1 of Amendment No. 3 in response to the Staff’s comment to clarify Dr. Liu’s relationship with the Company and his other positions and affiliations following the offering.
4.We note your response to comment 6 as it concerns our request that you briefly indicate Dr. Liu’s involvement with other gene editing companies, including Editas Medicine, Inc. and Beam Therapeutics, Inc., and the potential for conflicts of interest. While we are satisfied with your response as it concerns Editas Medicine, it does not appear that you have responded to our request that you briefly indicate Dr. Liu’s involvement with Beam Therapeutics, Inc. Please so indicate this involvement and address any conflicts of interest in the prospectus summary.
RESPONSE: The Company respectfully advises the Staff that it has disclosed Dr. Liu’s involvement with Beam Therapeutics, Inc., or Beam, and the related potential for the appearance of a conflict of interest on page 121 of Amendment No. 3. The Company respectfully advises the Staff that it does not have any specific information with respect to Dr. Liu’s current relationship with Beam and has based its disclosure regarding Dr. Liu’s commitments to Beam on the language in Dr. Liu’s consulting agreement.
5.We note your amended disclosure on page 120 that you “have also licensed certain improvements to Prime Editing from Dr. Liu’s laboratory at Broad Institute and Dr. Liu has entered into an agreement with us pursuant to which he is obligated to assign to us any inventions with respect to the services he performs for us. However, such obligations are subject to limitations and do not extend to his work in other fields or to the intellectual property arising from his employment with Harvard, HHMI and Broad Institute. To obtain such intellectual property rights, we would need to enter into license agreements with such institutions, including negotiations under the Broad Option Agreement, which may expire in November 2022, and such license agreements may not be available on commercially reasonable terms or at all.” Please address this specific risk in your risk factor section and cross-reference this risk factor in your prospectus summary. We do not believe that the current risk factor on page 25 entitled “[t]he gene editing field is relatively new and is evolving rapidly” adequately addresses this specific risk.
RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 45, 46 and 122 of Amendment No. 3 in response to the Staff’s comment.
Ensure that this revised risk factor addresses whether you would need to enter into new license agreements to obtain the rights to the “engineered pegRNAs” that you mention on page 137.
RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 45 and 140 of Amendment No. 3 in response to the Staff’s comment to indicate that the Company has already entered into license agreements pursuant to which the Company has obtained the rights to the engineered pegRNAs.

Pipeline Table, page 5
6.We note your response to comment 5. Please provide two separate columns for your phase 1 and phase 2 trials or, alternatively, disclose the basis for your belief that you will have a phase 1/2 trial for every indication listed in the pipeline table.
RESPONSE: The Company respectfully advises the Staff that it has revised its pipeline table on pages 5, 120 and 148 of Amendment No. 3 in response to the Staff’s comment.
Summary Financial Data, page 13
7.Please provide us with your calculation of pro forma net loss per share attributable to common stockholders. Based on the description included in footnote 4 for the numerator, it would appear the amount is $0.82.
RESPONSE: The Company respectfully advises the Staff that it has revised the pro forma net loss per share attributable to common stockholders on page 13 of Amendment No. 3 in response to the Staff’s comment.
Risk Factors, page 15
8.We note your response to comment 12. While you adequately addressed our repricing concerns about the 2022 plan on page 224, it appears that these concerns may still apply to the 2019 plan. On page 222 you state “[t]he administrator of the 2019 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such awards through cancellation and re-grants.” As such, please include appropriate risk factor disclosure, including whether proxy advisory firms could find such repricing without stockholder approval contrary to a performance based pay philosophy, or tell us why such disclosure would not be appropriate.
RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 71 of Amendment No. 3 in response to the Staff’s comment.
Our rights to develop and commercialize our Prime Editing platform technology and product candidates are subject to the terms..., page 45
9.We note your response to comment 13 but we cannot locate responsive revisions on page 45 or in the cross-referenced section which appears to refer to your disclosure starting on page 178. As such, we re-issue the comment. Please revise this risk factor to identify the product candidates that are or may be subject to the Broad march-in-license. If all gene targets are subject to the march-in-license, please make that clear.
RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 46 of Amendment No. 3 to clarify the cross-referenced section. The Company also respectfully advises the Staff that it has revised the disclosure on page 45 of Amendment No. 3 to indicate that all gene targets are subject to the march-in license, which means Broad Institute has the right to terminate the Company’s license to gene targets under specific conditions. The Company has further revised the disclosure on page 45 of Amendment No. 3 to explain that once the Company initiates a program for a gene target, Broad Institute loses the right to use their march-in license for such gene target, provided the Company continues to use commercially reasonable efforts to continue to progress such development. Therefore, none of the Company’s current programs are subject to Broad Institute’s march-in license, as described in more detail in the Company’s response to comment 1 above.

Business
Overview, page 117
10.Although we note your response to prior comment 19, with respect to your disclosure that more than 1,500 laboratories have requested the reagents to perform Prime Editing in their laboratories, please disclose if those requests have made to you or to Broad Institute. Please also disclose if those requests are part of Broad Institute’s inclusive innovation model pursuant to which Broad Institute retains the right, under specified circumstances, to grant to third parties (other than specified competitors of yours) licenses under the licensed patent rights that would otherwise fall within the scope of the exclusive license granted to you. Include risk factor disclosure as appropriate. Please also clarify what “reagents” encompasses in this context.
RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 118 and 126 of Amendment No. 3 in response to the Staff’s comment, including to clarify requests for reagents are made to Dr. Liu’s laboratory and to clarify the meaning of “reagents.” The Company respectfully advises the Staff that, in order to publish in most high-quality scientific journals, authors must agree to make such reagents available to other academic researchers upon request. Such requests are not related to Broad Institute’s inclusive innovation model and accordingly, no risk factor disclosure is needed.
11.We note your response to comment 20 that “the Nature publication in December 2019 did not disclose any pegRNA, ngRNA or Prime Editor protein sequences that are used in your current programs.” Please so indicate this on this page of the filing. If your Prime Editors were not used in the cited studies and papers, please qualify your statement, as appropriate, that “Prime Editing technology has been extensively validated in vitro and in animal studies.”
RESPONSE: The Company respectfully advises the Staff that the Company’s in-licensed and company-owned Prime Editing technology was described in the Nature publication in December 2019 and further validated in other published papers. The Company respectfully advises the Staff that although Prime Editing technology has been extensively described and validated in vitro and in clinical studies, the Company is not aware of any of the scientific papers disclosing the specific pegRNA, ngRNA or Prime Editor protein sequences that are being used in the Company’s current programs. The Company respectfully advises the Staff that it has revised the disclosure on page 118 of Amendment No. 3 to clarify that the Nature publication or other published papers did not disclose the specific pegRNA, ngRNA or Prime Editor protein sequences that are being used in the Company’s current programs. The Company respectfully updated its disclosure on pages 118, 126 and 138 of Amendment No. 3 to distinguish between the Company’s Prime Editing technology, which has been extensively validated in vitro and in animal studies, and the specific protein sequences that are being used in the Company’s programs, which are unique to the Company.
12.With respect to your disclosure that “[a]lthough Prime Editing technology is not yet validated in clinical studies, as first described in a Nature publication in December 2019, Prime Editing technology has been extensively validated in vitro and in animal studies with over 50 papers published in the primary scientific literature to date,” we continue to believe that you should balance your disclosure to indicate the developing nature of this technology.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 118, 126 and 138 of Amendment No. 3 in response to the Staff’s comment.
As requested by our prior comment 20, please indicate the publication in the science journal Cell in October 2021 co-authored by one of your founders which indicated that while prime editing enables precise sequence changes in DNA, cellular determinants of prime editing remain poorly understood and that DNA mismatch repair (MMR) impedes prime editing and promotes undesired indels and that new prime editing systems were recently developed in an attempt to overcome these limitations. In this regard, although we note your response that the company has recently developed new Prime Editing systems to overcome limitations such as MMR, we note your disclosure on page 139 that you are developing approaches to transiently modify MMR so that desired Prime Edits are favored, and any undesired by-products are minimized, and that you are evaluating several different approaches to modulating the MMR response including active pharmaceutical ingredients, such as siRNA, or small interfering RNA, or other approaches that transiently modulate MMR activity which could be co-administered with a Prime Editor. Please indicate these developments and disclose to what extent the new Prime Editing systems and your approaches to transiently modify MMR have been validated.
RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 29 and 140 of Amendment No. 3 in response to the Staff’s comment to clarify MMR’s value to Prime Editing. Because such value is limited, as discussed below, the Company respectfully advises the Staff that it does not believe it would be helpful to investors to add additional disclosure here, as compared to where MMR inhibition is currently described in Amendment #3, because such disclosure would overstate the impact of MMR on Prime Editing.
With respect to the October 2021 publication in the science journal Cell and the discussion of mismatch repair (MMR), the Company respectfully advises the Staff that the findings of that publication did not conclude that MMR is a critical impediment to Prime Editing generally, but rather, that, in some limited circumstances, MMR might modify the level of efficiency of Prime Editing. Although the Company acknowledges that this finding was of scientific and academic interest, more importantly in terms of developing therapeutics, the studies demonstrated that inhibition of MMR only modestly increased the level of therapeutic effect of Prime Editing above a robust baseline of uninhibited Prime Editing, even in these limited circumstances.
For context, the data for the Company’s programs disclosed in Amendment No. 3 (and previous Amendments) is produced without using any methods addressing inhibition of MMR, yet still achieves high levels of Prime Editing efficiency, and shows the robustness of the Company’s primary Prime Editing approach. Therefore, the Company respectfully advises the Staff that MMR inhibition is only one additional tool, among many others that the Company describes in the subsection entitled “Enhancements to Broaden the Universe of Edits for Prime Editing,” that can potentially increase the efficiency of Prime Editing. As such, the Company respectfully advises the Staff that it has described the MMR inhibition in context among other possible enhancements to the primary approach to Prime Editing technology, to reflect that this tool, like other enhancements to Prime Editing, is likely to be used only in limited circumstances where it is needed. The Company is not currently using MMR inhibition in any of its existing programs.
Scientific Advisory Board, page 121
13.We note your response to comment 30 and your amendment on page 121. In addition to the “focal points” already listed, as requested by our prior comment please disclose if there are any rules or procedures governing your Scientific Advisory Board.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 122 of Amendment No. 3 in response to the Staff’s comment.
Our Prime Editing Platform, page 126
14.We note your response to comment 21. Given your disclosure on page 126 that this table is not derived from head-to-head comparison studies, we do not object to the inclusion of this table in the filing; however, we request that you explicitly disclose the “publicly available data” underlying the conclusions in this table. We also note that your February 4, 2022 correspondence states that “the Company’s own data, form the basis for these assessments.” If true, please amend the filing to disclose that the conclusions in this table are also derived from your own data.
RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 128 of Amendment No. 3 in response to the Staff’s comment.
Pledge to Broad Institute and Harvard, page 182
15.We note your response to comment 27. We do not agree that the written agreement underlying your Pledge to donate $5 million to the Broad Institute and Harvard University annually for 14 years is not a material contract in amount or in effect. In amount, this contract is worth a potential aggregate amount of $70 million over 14 years. In effect, it appears that you are using this Pledge as a form of consideration in order to have continued access to the intellectual property owned by the Broad Institute and Harvard University. For example, you have an executed option agreement with Broad Institute connected to your patent rights and, in evaluating and approving the Pledge annually, you “will consider if the previous year’s grant was used for the intended purpose.” Moreover, Dr. Liu is employed at Harvard and you will consider whether Dr. Liu “has continued in good standing on his active agreements with Prime Medicine” in determining whether to renew the annual pledge. Accordingly, we believe this is a material contract. Please file it as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.
RESPONSE: The Company respectfully advises the Staff that it has filed the written agreement underlying the Company’s Pledge to donate to the Broad Institute and Harvard University as Exhibit 10.15.
Research Collaboration, Option and License Agreement with Myeloid, page 182
16.We note your disclosure on this page that Myeloid is a related party and your disclosure on page 230 that Newpath Partners, L.P. holds more than 5 percent of your voting securities, and holds more than 5 percent of Myeloid’s voting securities. As such, it appears this agreement should be filed as an exhibit under Item 601(b)(10)(ii)(A) of Regulation S-K. Please file your Research Collaboration, Option and License Agreement with Myeloid as an exhibit or tell us why you do not believe you are required to file this agreement.
RESPONSE: The Company respectfully advises the Staff that it does not believe it is required to file its Research Collaboration, Option and License Agreement with Myeloid Therapeutics, Inc., or Myeloid (the “Myeloid Agreement”) as an exhibit under Item 601(b)(10)(ii)(A) of Regulation S-K as the signatories to the Myeloid Agreement are the Company and Myeloid.
Item 601(b)(10)(ii)(A) of Regulation S-K requires “[a]ny contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price” to be filed. The Myeloid Agreement is between the Company and Myeloid. Although Newpath Partners, L.P., which is a security holder named in the registration statement, holds more than 5 percent of both the Company’s voting securities and Myeloid’s voting securities, Newpath is not a party to the Myeloid Agreement. Accordingly, the Company does not believe it is required to file the Myeloid Agreement as an exhibit under Item 601(b)(10)(ii)(A) of Regulation S-K.
Executive Compensation, page 216
17.We note your response to comment 32. We also note your disclosure that Dr. Anzalone was a co-founder of the company. Please tell us why Dr. Anzalone would not be considered a promoter for purposes of Securities Act Rule 405 and Regulation S-K Item 601(b)(10)(ii)(A) and whether you should file the Employment Agreement and the Employee Confidentiality, Assignment and Nonsolicitation Agreement with Dr. Anzalone as exhibits, or file those agreements as appropriate.
RESPONSE: The Company respectfully advises the Staff that it has filed its Offer Letter with Dr. Anzalone as Exhibit 10.19 and its Employee Confidentiality, Assignment and Nonsolicitation Agreement with Dr. Anzalone as Exhibit 10.20. Although there have not been any amendments to the Offer Letter with Dr. Anzalone, the Company has adjusted Dr. Anzalone’s compensation as part of routine updates to employee compensation, such as annual merit-based compensation.
11. License and Collaboration Agreements
Related Party Beam Collaboration Agreement, page F-40
18.We note your response to comment 35 in which you note that you evaluated the protected product option and the collaboration product option under the guidance in ASC 606-10-55-41 through 55-43. Please tell us how you concluded that these options represent options for additional goods or services rather than a material right that you would not receive without entering into that contract. In this regard, clarify whether these options offer a future discount that is incremental to the range of discounts typically given to the same class of customer. Please also tell us whether you will receive any further consideration for the license granted to Beam for products in which an IND is filed but Beam does not exercise the protected product option and you do not exercise the collaboration product option and how this consideration differs whether either of these options are exercised. For example, you disclose that the sickle cell disease product is a licensed product under the Beam Collaboration and that Beam has not designated this product as a protected product and you therefore have not received any development or sales-based milestones in relation to this product. To the extent that neither option is ultimately exercised in relation to this sickle cell product, clarify whether you are entitled to any further consideration in the form of milestones or royalties.
RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 94, 95, 109, 177, 178 and F-41 of Amendment No. 3 in response to the Staff’s comment
Supplementally, the Company respectfully advises the Staff that in determining there is no material right, the Company evaluated the payments associated with each option (referred to herein as “consideration”). The following are the types of Product Options under the Beam Collaboration Agreement and would occur in the order described below.
•Protected Product – Before and within a short period of time after the filing of an IND for a development candidate being developed under the Beam Collaboration

Agreement, Beam has the ability to designate a development candidate as a protected product, which means the Company cannot designate such candidate as a collaboration product, as described below. In total, Beam may designate a mid-single digit number of development candidates as protected products. Beam is solely responsible for the research, development, regulatory process and commercialization for protected products. To designate a development candidate as a protected product, Beam is obligated to pay to the Company a payment of $5.0 million if the development candidate is developed for non-sickle cell disease or $10.0 million if the development candidate is developed for sickle cell disease. In addition, the Company is eligible to receive up to $35.5 million of development milestones and up to $84.5 million of sales-based milestones per protected product as well as tiered royalties for each protected product.
•Collaboration Product – After the time period for designating a protected product has ended, if Beam does not designate a development candidate as a protected product, or if Beam has already designated the maximum number of protected products it is allotted, then the Company but not Beam may exercise its option within a specified period of time to share in all costs and profits for the development candidate in the United States. After the Company exercises this option for a development candidate, the development candidate becomes a collaboration product and the parties would share equally in the costs and profits of the collaboration product in the United States. Additionally, outside the United States, the Company would be eligible to receive up to a total of $17.8 million of development milestones and up to a total of $42.3 million of sales-based milestones per collaboration product as well as tiered royalties for each collaboration product.
•Non-Optioned Product – If Beam does not exercise its protected product option and the Company does not exercise its collaboration product option for a development candidate, then the candidate becomes a non-optioned product. Beam would be solely responsible for the research, development, regulatory approval and commercialization of any non-optioned product. The Company is eligible to receive up to $35.5 million of development milestones and up to $84.5 million of sales-based milestones per non-optioned product. Beam is also obligated to pay tiered royalties for each non-optioned product. The development milestones, sales-based milestones and tiered royalties are consistent for the protected product and non-optioned product with the only difference in economics being the protected product option fee of either $5.0 million or $10.0 million.
At the inception of the Beam Collaboration Agreement, the Company concluded the consideration described above for the protected products, collaboration products and non-optioned products represents the standalone selling price because this is the consideration that the Company would have required if it was entering into development candidate-by-development candidate out-licenses for similar programs. Therefore, as the consideration to be received by the Company represents the standalone selling price for the respective product options, the Company concluded that there are no material rights with respect to the product options even if such options can only be exercised by entering into the Beam Collaboration Agreement.
For both protected products and non-optioned products, Beam is solely responsible for the research, development, regulatory approval and commercialization. The protected product has an upfront payment because it allows Beam to solely develop and commercialize the development candidate and ultimately benefit more from commercialization profits, if successful. If Beam exercises its protected product option, in addition to the $5.0 or $10.0 million payment owed for such designation, Beam would be obligated to pay the Company milestones and royalties. The protected product option fee of $10.0 million associated with sickle cell disease programs is higher than the option fee of $5.0 million associated with non-sickle cell disease programs because the market size and cost of therapy is expected to be higher for sickle cell disease programs.
For collaboration products, the Company has the option to share in the risks and rewards for each development candidate where it would share costs with Beam during the development phase and, if the development candidate is successful, the Company would share in commercial profits. If the Company entered into an arrangement where it agreed to share in costs and profits, the Company would not require upfront consideration, and thus this represents the standalone selling price.
If the Company decides not to exercise its collaboration option, and the development candidate becomes a non-optioned product, that would be akin to a program the Company is not interested in pursuing (said differently, a deprioritized development candidate). If the Company no longer planned on pursuing a deprioritized development candidate and another party was willing to do so, the Company would accept future development and sales-based milestone payments and royalties, and would not require upfront consideration. Therefore, the economic terms associated with the different option scenarios outlined above, are representative of standalone selling price, and therefore are not material rights.
Beam is developing a development candidate for sickle cell disease under the Beam Collaboration Agreement. To date, Beam has not filed an IND for the sickle cell disease development candidate and Beam has not yet made any designation for this development candidate. If Beam does not exercise its protected product option and the Company does not exercise its collaboration product option, then the sickle cell disease development candidate would become a non-optioned product and the Company will receive the consideration as described in the non-optioned product bullet above. For clarity, no upfront consideration would be received by the Company upon a candidate becoming a non-optioned product.
If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1926.

Sincerely,

/s/ Marishka DeToy

Marishka DeToy, Esq.

Enclosures

cc:	Keith Gottesdiener, M.D, Prime Medicine, Inc.
Kingsley L. Taft, Esq, Goodwin Procter LLP